UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

T-Mobile US, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

872590104

(CUSIP Number)

Guillaume Maisondieu

Senior Vice President

(Chief Accounting Officer)

Deutsche Telekom AG

Friedrich-Ebert-Allee 140

53113 Bonn, Germany

+49-228-181-0

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Holding GmbH IRS identification number: 98-0470438
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON T-Mobile Global Zwischenholding GmbH IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 872590104

1	NAME OF REPORTING PERSON Deutsche Telekom AG IRS identification number not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federal Republic of Germany
Number of Shares Beneficially Owned By Each Reporting Person With	7	SOLE VOTING POWER: 535,286,077
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 535,286,077
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 535,286,077
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.3%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value USD 0.00001 per common share (the “Common Stock”), of T-Mobile US, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12920 SE 38th Street, Bellevue, Washington 98006.

Item 2.	Identity and Background

This Schedule 13D is filed, pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) T-Mobile Global Holding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized and existing under the laws of the Federal Republic of Germany (“Holding”), (2) T-Mobile Global Zwischenholding GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized and existing under the laws of the Federal Republic of Germany (“Global”), the parent company of Holding, and (3) Deutsche Telekom AG, a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany (“Deutsche Telekom”), the parent company of Global. Holding’s business address is Landgrabenweg 151, D-53227 Bonn, Germany. Global’s business address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany. Deutsche Telekom’s business address is Friedrich-Ebert-Allee 140, D-53113 Bonn, Germany. Holding is a direct wholly owned subsidiary of Global, which, in turn, is a direct wholly owned subsidiary of Deutsche Telekom. Holding, Global and Deutsche Telekom are referred to herein as the “Reporting Persons.” The Reporting Persons are principally engaged in the telecommunications business.

The name, business address, citizenship and present principal occupation or employment of each member of the Board of Management and Supervisory Board of each Reporting Person are set forth on Schedules A-1 through A-3 hereto and are incorporated herein by reference. Unless otherwise specified, each member of the Board of Management and Supervisory Board of each Reporting Person is a citizen of the Federal Republic of Germany. During the last five years, none of the Reporting Persons nor, to the best of each Reporting Person’s knowledge, any person on Schedules A-1 to A-3 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Stock currently beneficially owned by the Reporting Persons was acquired in exchange for all of the equity interests of T-Mobile USA, Inc. (“T-Mobile USA”), which prior to the acquisition was a direct wholly owned subsidiary of Holding. This acquisition was effected pursuant to the Business Combination Agreement dated as of October 3, 2012, as amended (the “Business Combination Agreement”), by the Issuer, formerly known as MetroPCS Communications, Inc., Deutsche Telekom, Global, Holding, and T-Mobile USA.

The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction

Purpose of the Transaction

The purpose of the transactions effected pursuant to the Business Combination Agreement, in which the Reporting Persons acquired Common Stock, was to combine the Issuer, formerly known as MetroPCS Communications, Inc., with T-Mobile USA, to create a stronger force in the United States wireless market. Pursuant to the Business Combination Agreement, Holding contributed to the Issuer all of the equity interests of T-Mobile USA in exchange for shares of the Issuer’s Common Stock equal to approximately 74% of the fully diluted shares on a treasury method basis of Common Stock outstanding immediately following the closing of the transactions contemplated by the Business Combination Agreement.

Plans or Proposals

The Reporting Persons, as investors in the Issuer, intend to review their investment in the Issuer and have discussions with representatives of the Issuer and/or other stockholders of the Issuer from time to time and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action. Such review, discussions, actions or steps may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of this Schedule 13D, including purchase or sale of Common Stock, business combination or other extraordinary corporate transactions, sales or purchases of material assets, changes in the board of directors or management of the Issuer, changes in the present capitalization or dividend policy of the Issuer, changes to the Issuer’s business or corporate structure, changes in the Issuer’s certificate of incorporation or bylaws, actions that may impede the acquisition of control of the Issuer by any person, shared service agreements, collaborations, joint ventures and other business arrangements between or involving Deutsche Telekom and the Issuer. Any action or actions the Reporting Persons might undertake in respect of the Common Stock will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price level and liquidity of the Common Stock; general market and economic conditions; ongoing evaluation of the Issuer’s business, financial condition, operations, prospects and strategic alternatives; the relative attractiveness of alternative business and investment opportunities; tax considerations; and other factors and future developments. Notwithstanding anything to the contrary herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of such matters.

The information set forth in Item 6 of this Schedule 13D, including without limitation as to the rights and obligations of the Reporting Persons pursuant to the terms of the Business Combination Agreement, the Stockholder’s Agreement, and the other matters described therein, is hereby incorporated by reference.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The information contained in the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 thereof are incorporated herein by reference. Holding beneficially owns 535,286,077 shares of Common Stock, which represents approximately 74% of the fully diluted shares on a treasury method basis of Common Stock outstanding immediately following the closing of the transactions contemplated by the Business Combination Agreement. Because Global and Deutsche Telekom may be deemed to control Holding, each of Global and Deutsche Telekom may be deemed to beneficially own, and to have power to vote or direct the vote of, or dispose or direct the disposition of, all the Common Stock beneficially owned by Holding.

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of Global and Deutsche Telekom disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own.

(c) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any Common Stock.

(d) To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the securities that are the subject of this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Business Combination Agreement

Pursuant to the terms and subject to the conditions set forth in the Business Combination Agreement, the Issuer, on April 30, 2013, (i) amended and restated its certificate of incorporation in the form of the Fourth Amended and Restated Certificate of Incorporation (the “Restated Certificate of Incorporation”), (ii) completed a recapitalization and reverse stock split of the Issuer’s common stock, par value $0.0001 per share, pursuant to which each share of common stock of the Issuer outstanding as of the effective time of the Restated Certificate of Incorporation (the “Effective Time”) now represents one-half of a share of Common Stock, par value $0.00001 per share, of the Issuer, (iii) as part of such recapitalization, the Issuer made a payment in cash in an amount equal to $1.5 billion in the aggregate (or $4.0491 per share pre-reverse stock split), without interest, to the Issuer’s stockholders of record immediately following the Effective Time, and (iv) immediately following the above recapitalization, including the reverse stock split and the cash payment under (ii) and (iii) above, issued and delivered to Holding 535,286,077 shares of Common Stock, in exchange for Holding transferring to the Issuer all of Holding’s right, title and interest in and to all the equity interests of T-Mobile USA, as a result of which T-Mobile USA became a wholly owned subsidiary of the Issuer (collectively, the “Transaction”). The shares of Common Stock issued to Holding represent approximately 74% of the fully diluted shares on a treasury method basis of Common Stock outstanding immediately following the closing of the Transaction (the “Closing”).

On May 1, 2013, pursuant to the Business Combination Agreement, the successor to MetroPCS, Inc., a wholly owned subsidiary of the Issuer (“HoldCo”), merged with and into MetroPCS Wireless, Inc., a wholly owned subsidiary of HoldCo (“Wireless”), with Wireless continuing as the surviving entity. Immediately thereafter, Wireless merged with and into T-Mobile USA, with T-Mobile USA continuing as the surviving entity. The foregoing mergers are referred to in this Schedule 13D as the “Mergers.”

A copy of the Business Combination Agreement (and the Amendment thereto dated as of April 14, 2013) are attached hereto as Exhibit 1 and Exhibit 2 and are incorporated herein by reference. The foregoing summary of the Business Combination Agreement does not purport to be complete and is subject to, and qualified in their entirety by reference to the full text of the Business Combination Agreement and the Amendment.

Stockholder’s Agreement

On April 30, 2013, pursuant to the Business Combination Agreement, the Issuer and Deutsche Telekom entered into a stockholder’s agreement (the “Stockholder’s Agreement”). Pursuant to the Stockholder’s Agreement, Deutsche Telekom has the right to designate a number of individuals to be nominees for election to the Issuer’s board of directors (the “Board”) equal to the percentage of Common Stock beneficially owned by Deutsche Telekom multiplied by the number of directors on the Board rounded to the nearest whole number. In addition, the Issuer has agreed to include as members of each committee of the Board the number of Deutsche Telekom director designees equal to the percentage of Common Stock beneficially owned by Deutsche Telekom multiplied by the number of members of such committee rounded up to the nearest whole number, except to the extent that such membership would violate applicable law or stock exchange rules; provided that no committee may consist solely of directors designated by Deutsche Telekom. These rights will remain in effect as long as Deutsche Telekom beneficially owns 10% or more of the outstanding shares of Common Stock. The Issuer and Deutsche Telekom also have each agreed to use their reasonable best efforts to cause at least three members of the Board to be considered “independent” under the rules of the SEC and under applicable listing standards.

Pursuant to the Stockholder’s Agreement, Deutsche Telekom and its affiliates are prohibited from acquiring more than 80.1% of the outstanding shares of Common Stock unless it makes an offer to acquire all of the then remaining outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed acquisition from all other stockholders of the Issuer, which offer is approved or accepted by disinterested directors or stockholders. Deutsche Telekom is also prohibited from publicly transferring any shares of Common Stock during the 18-month period after the Closing, subject to certain exceptions. Deutsche Telekom is also prohibited from transferring any shares of Common Stock in any other transaction that would result in the transferee owning more than 30% of the outstanding shares of Common Stock, unless such transferee offers to acquire all of the then outstanding shares of Common Stock at the same price and on the same terms and conditions as the proposed transfer. The Stockholder’s Agreement also restricts Deutsche Telekom’s ability to compete with the Issuer in the United States, Puerto Rico and the territories and protectorates of the United States during the period beginning on the date of the Closing and ending on the date that is two years after the date on which Deutsche Telekom beneficially owns less than 10% of the outstanding shares of Common Stock.

The Stockholder’s Agreement obligates the Issuer to file a shelf registration statement following the Closing permitting the resale of shares of Common Stock and debt securities of the Issuer beneficially owned by Deutsche Telekom and acquired in connection with the Transaction or in the future (the “Shelf Registration Statement”). Subject to specified limitations, Deutsche Telekom has the right to request that the Issuer file, from time to time, a registration statement or prospectus supplement to a registration statement for the resale of such securities after the expiration of the lock-up described above if the Shelf Registration Statement is not available for the resale of such securities. In addition, Deutsche Telekom has piggyback registration rights with respect to any offering initiated by the Issuer. Any transferee of Deutsche Telekom who acquires at least 5% of either the registrable equity securities or the registrable debt securities pursuant to a transaction that is not registered under the Securities Act will be entitled to enjoy the same registration rights as Deutsche Telekom as long as the registrable securities held by such transferee may not be sold or disposed of pursuant to Rule 144 without volume limitations.

In addition, pursuant to the Stockholder’s Agreement, as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of Common Stock, the Issuer will not take certain actions without Deutsche Telekom’s prior written consent, including (a) incurring indebtedness above certain levels based on a specified debt to cash flow ratio, (b) taking any action that would cause a default under any instrument evidencing indebtedness of Deutsche Telekom or its affiliates, (c) acquiring or disposing of assets or entering into mergers or similar acquisitions in excess of $1,000,000,000, (d) changing the size of the Board, (e) issuing equity of 10% or more of the then-outstanding shares of Common Stock, or issuing equity to redeem debt held by Deutsche Telekom, (f) repurchasing or redeeming equity securities or making any extraordinary or in-kind dividend other than on a pro rata basis or (g) making certain changes involving the Issuer’s chief executive officer. In addition, the Issuer has agreed not to amend its certificate of incorporation in any manner that could adversely affect Deutsche Telekom’s rights under the Stockholder’s Agreement as long Deutsche Telekom beneficially owns 5% or more of the outstanding shares of Common Stock.

A copy of the Stockholder’s Agreement is attached hereto as Exhibit 3 and is incorporated herein by reference. The foregoing summary of the Stockholder’s Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of the Stockholder’s Agreement.

Restated Certificate of Incorporation and Restated Bylaws

On April 30, 2013, in connection with the completion of the Transaction, the Issuer amended and restated its existing certificate of incorporation in its entirety in the form of the Restated Certificate of Incorporation. The Restated Certificate of Incorporation effects a number of changes to the Issuer’s precedent certificate of incorporation, including the following:

•	Issuer Name. The Restated Certificate of Incorporation changed the Issuer’s name to “T-Mobile US, Inc.”

•

Par Value and Reverse Stock Split. The Restated Certificate of Incorporation reduced the par value of the Issuer’s Common Stock and preferred stock from $0.0001 to $0.00001. In addition, the Restated Certificate of Incorporation effected the reverse stock split, pursuant to which each share of the Issuer’s Common Stock, par value $0.0001 per share, issued and outstanding immediately before the Effective Time automatically has been, without any action on the part of the Issuer or any Issuer stockholder, reclassified as, and converted into, one-half of a validly issued, fully paid and non-assessable share of the Issuer’s Common Stock, par value $0.00001 per share.

•	Declassification. The Restated Certificate of Incorporation provides for the declassification of the Board with all members of the Board being elected annually.

•

Board Representation. The Restated Certificate of Incorporation provides Deutsche Telekom with the same board and committee representation rights as are set forth in the Stockholder’s Agreement described above.

•

Director Removal. The Restated Certificate of Incorporation provides that, subject to certain rights of the holders of preferred stock, if any, any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority of the voting power of all of the outstanding shares of the Issuer’s capital stock entitled to elect such director, voting separately as a class, at a duly organized meeting of stockholders or by written consent. However, no director designated by Deutsche Telekom may be removed without the prior written consent of Deutsche Telekom.

•

Approval Rights. The Restated Certificate of Incorporation provides Deutsche Telekom with the same approval rights as are set forth in the Stockholder’s Agreement described above with respect to the Issuer’s ability to take certain actions without Deutsche Telekom’s prior written consent as long as Deutsche Telekom beneficially owns 30% or more of the outstanding shares of the Issuer’s Common Stock.

•

Stockholder Meetings. The Restated Certificate of Incorporation provides that a special meeting of the Issuer’s stockholders (i) may be called by the chairman of the Board or the Issuer’s chief executive officer and (ii) must be called by the Issuer’s secretary at the request of (a) a majority of the Board or (b) as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of Issuer’s Common Stock, the holders of not less than 33-1/3% of the voting power of all of the outstanding voting stock of the Issuer entitled to vote generally for the election of directors.

•

Stockholder Action by Written Consent. The Restated Certificate of Incorporation provides that, as long as Deutsche Telekom beneficially owns 25% or more of the outstanding shares of the Issuer’s Common Stock, any action required or permitted to be taken at any annual or special meeting of the Issuer’s stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing setting forth the action so taken is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

•

Power to Amend Bylaws. The Restated Certificate of Incorporation provides that the Issuer’s bylaws may be amended upon the affirmative vote of the holders of shares having a majority of the Issuer’s voting power. The bylaws may also be amended by the Board upon the affirmative vote of a majority of the directors then serving.

•

Redemption. The Restated Certificate of Incorporation provides that the Issuer’s right to redeem outstanding Issuer’s Common Stock or preferred stock in order to cure any violation of a rule or regulation of the United States Federal Communications Commission does not apply with respect to the Issuer’s Common Stock or preferred stock beneficially owned by Deutsche Telekom or any of its subsidiaries.

•

Governing Law; Forum for Adjudication of Disputes. The Restated Certificate of Incorporation will provide that the Restated Certificate of Incorporation and the internal affairs of the combined company will be governed by and interpreted under the laws of the State of Delaware and the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain actions.

On April 30, 2013, in connection with the completion of the transaction, the Issuer amended and restated its existing bylaws in the form of the Fifth Amended and Restated Bylaws (the “Restated Bylaws”). The Restated Bylaws include amendments to reflect changes reflected in the Restated Certificate of Incorporation, including those related to the declassification of the Board, Board and committee composition, stockholder action by written consent and the ability to call a special meeting of stockholders. In addition, the Restated Bylaws provide that special meetings of the Board may be called by, among others, a majority of the directors on the Board.

The foregoing summary of the Restated Certificate of Incorporation and Restated Bylaws does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of Incorporation, a copy of which is attached hereto as Exhibit 4 and the Restated Bylaws, a copy of which is attached hereto as Exhibit 5.

Deutsche Telekom Notes

On April 28, 2013, T-Mobile USA issued $11.2 billion of senior unsecured notes to Deutsche Telekom (the “DT Notes”) pursuant to the terms of the indenture, dated as of April 28, 2013, entered into by T-Mobile USA, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, as modified by the supplemental indentures relating to each series of DT Notes, each also dated as of April 28, 2013. The DT Notes were guaranteed by T-Mobile USA’s wholly owned domestic restricted subsidiaries (other than certain designated special purpose entities, a certain reinsurance subsidiary and immaterial subsidiaries).

Upon closing of the Mergers, the Issuer and those subsidiaries of the Issuer that had previously been subsidiaries of Wireless agreed to guarantee the DT Notes pursuant to a supplemental indenture dated as of May 1, 2013. The DT Notes consist of the following series:

•	6.464% Senior Notes due 2019 in an aggregate principal amount of $1.25 billion;

•	6.542% Senior Notes due 2020 in an aggregate principal amount of $1.25 billion;

•	6.633% Senior Notes due 2021 in an aggregate principal amount of $1.25 billion;

•	6.731% Senior Notes due 2022 in an aggregate principal amount of $1.25 billion;

•	6.836% Senior Notes due 2023 in an aggregate principal amount of $600 million;

•	Senior Reset Notes due 2019 with an initial coupon of 5.578%, which will be re-priced two years after the date of issuance, in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2020 with an initial coupon of 5.656%, which will be re-priced two years after the date of issuance, in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2021 with an initial coupon of 5.747%, which will be re-priced two and a half years after the date of issuance, in an aggregate principal amount of $1.25 billion;

•	Senior Reset Notes due 2022 with an initial coupon of 5.845%, which will be re-priced two and a half years after the date of issuance, in an aggregate principal amount of $1.25 billion; and

•	Senior Reset Notes due 2023 with an initial coupon of 5.950%, which will be re-priced three years after the date of issuance, in an aggregate principal amount of $600 million.

The no-call period with respect to each series of non-reset DT Notes that are not subject to re-pricing ranges from two to five years after the issuance thereof. The no-call period with respect to each series of DT Notes which are subject to re-pricing ranges from four to six years after the issuance thereof, or two or three years after the applicable reset date of such series.

Each series of the DT Notes that is subject to re-pricing will be re-priced at the applicable time, based on a formula set forth in the applicable supplemental indenture governing such series of DT Notes.

The indenture governing the DT Notes contains customary events of default, covenants and other terms, including, among other things, covenants that restrict the ability of the issuer and its subsidiaries to, inter alia, pay dividends and make certain other restricted payments, incur indebtedness and issue preferred stock, create liens on assets, sell or otherwise dispose of assets, enter into transactions with affiliates and enter new lines of business. These covenants include certain customary baskets, exceptions and incurrence-based ratio tests. The DT Notes indenture does not contain any financial maintenance covenants.

In connection with the issuance of the DT Notes, T-Mobile USA and its subsidiaries were relieved of all obligations under $14.5 billion aggregate principal amount of indebtedness previously owed thereby to Deutsche Telekom and its subsidiaries (other than T-Mobile USA and its subsidiaries).

The foregoing summary of the DT Notes does not purport to be complete and is subject to, and qualified in its entirety by, the Indenture, dated as of April 28, 2013 among T-Mobile USA, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, as supplemented by the First through Eleventh Supplemental Indentures, which are filed as Exhibits 6 through 17 to this Schedule 13D. In connection with issuance of the DT Notes, T-Mobile USA entered into the Noteholder Agreement described below.

Noteholder Agreement

On April 28, 2013, pursuant to the Business Combination Agreement and in connection with the issuance of the DT Notes, T-Mobile USA and Deutsche Telekom entered into a noteholder agreement (the “Noteholder Agreement”). Pursuant to the Noteholder Agreement, Deutsche Telekom and any of its subsidiaries (other than the Issuer and any of its subsidiaries), as holder of the DT Notes, has certain special rights, and is subject to certain special restrictions, that do not apply to other persons who may become holders of the DT Notes, including among other things (i) a more broadly defined change in control put right, (ii) restrictions on their ability to tender DT Notes into a change in control offer following a change in control resulting from a transfer of Common Stock of the Issuer by Deutsche Telekom unless all holders of Common Stock are required or entitled to participate on the same terms, (iii) a right to consent to equity issuances, the proceeds of which would be used to redeem DT Notes held by Deutsche Telekom and any of its subsidiaries (other than the Issuer and any of its subsidiaries), and (iv) a right to consent to any redemption of the DT Notes held by Deutsche Telekom and any of its subsidiaries (other than the Issuer and any of its subsidiaries) with the proceeds of any equity issuance by T-Mobile USA or the Issuer.

The foregoing summary of the Noteholder Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Noteholder Agreement, dated as of April 28, 2013, by and among Deutsche Telekom and T-Mobile USA, Inc., which is filed as Exhibit 18 to this Schedule 13D.

Revolving Credit Facility

Upon closing of the Mergers, T-Mobile USA and Deutsche Telekom entered into a credit agreement pursuant to which Deutsche Telekom has made available to T-Mobile USA a revolving credit facility with a maximum principal amount of $500 million, to be used for working capital and other general corporate purposes (the “Credit Facility”). T-Mobile USA’s obligations under the credit agreement relating to the Credit Facility are unsecured but are guaranteed by the Issuer and each of T-Mobile USA’s wholly owned domestic restricted subsidiaries (other than certain designated special purpose entities, a certain reinsurance subsidiary and immaterial subsidiaries). The term of the Credit Facility is five years.

T-Mobile USA may borrow from time to time under the Credit Facility during the term. Outstanding borrowings under the Credit Facility bear interest at a variable rate based on the prime rate or eurodollar rate plus a margin ranging from 2.5% to 3.0% (for eurodollar rate loans) or 1.5% to 2.0% (for base rate loans) (depending on T-Mobile USA’s debt to cash flow ratio). At the end of the five-year term, all amounts outstanding under the Credit Facility will be due and payable. Loans under the Credit Facility may be prepaid without penalty or premium (other than customary eurodollar breakage costs) at any time.

As contemplated by the Business Combination Agreement, Deutsche Telekom was paid on May 1, 2013 an upfront commitment fee equal to 0.50% of the amount of its commitment under the Credit Facility. In addition, the Credit Facility requires the payment of additional commitment fees ranging from 0.25% to 0.50% (depending on T-Mobile USA’s debt to cash flow ratio) of the amount of the undrawn commitment, payable quarterly in arrears.

The credit agreement governing the Credit Facility contains customary events of default, covenants and other terms, including, among other things, restrictions on payment of dividends and the making of certain other restricted payments, incurrence of indebtedness and issuance of preferred stock, creation of liens on assets, sales or other dispositions of assets, and entry into transactions with affiliates and entry into new lines of business. If loans are outstanding under the Credit Facility, then T-Mobile USA will be required to maintain a debt to cash flow ratio of 4.00 to 1.00, tested quarterly.

The foregoing summary of the Credit Facility does not purport to be complete and is subject to, and qualified in its entirety by, the Credit Facility, dated as of May 1, 2013, among T-Mobile USA, as Borrower, Deutsche Telekom, as Lender, the other lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as Administrative Agent, which is filed as Exhibit 19 to this Schedule 13D.

$2.0 Billion MetroPCS Notes

Upon closing of the Mergers, pursuant to the Seventh Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, the guarantors party thereto, and Wells Fargo Bank, N.A., as trustee, T-Mobile USA assumed all obligations of Wireless under Wireless’s outstanding $1.0 billion principal amount of 7 7/8% Senior Notes due 2018 and $1.0 billion principal amount of 6 5/8% Senior Notes due 2020, and certain of T-Mobile USA’s subsidiaries guaranteed such notes (a summary of the terms of such notes is contained in the Issuer’s Current Reports on Form 8-K, filed with the SEC on September 21, 2010 and on November 17, 2010, respectively).

$3.5 Billion MetroPCS Notes

Also upon closing of the Mergers, pursuant to the Fourth Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, certain subsidiaries of T-Mobile USA, and Deutsche Bank Trust Company Americas, as trustee, T-Mobile USA assumed all obligations of Wireless under Wireless’s outstanding $1.75 billion aggregate principal amount of 6.250% Senior Notes due 2021 and $1.75 billion aggregate principal amount of 6.625% Senior Notes due 2023, and certain of T-Mobile USA’s subsidiaries guaranteed such notes (a summary of the terms of such notes is contained in the Issuer’s Current Report on Form 8-K, filed with the SEC on March 22, 2013).

In connection with the closing of the Mergers, a portion of the net proceeds from the sale of $1.75 billion aggregate principal amount of 6.250% Senior Notes due 2021 and $1.75 billion aggregate principal amount of 6.625% Senior Notes due 2023, was used to repay all outstanding amounts owed under Wireless’s existing $2.5 billion credit agreement with JPMorgan Chase Bank, N.A., as administrative agent, to pay liabilities under related interest rate protection agreements and to pay related fees and expenses, and such credit facility was terminated on May 1, 2013.

The foregoing summaries of the assumption of Wireless’s notes described above under “$2.0 Billion MetroPCS Notes” and “$3.5 Billion MetroPCS Notes” do not purport to be complete and are subject to, and qualified in their entirety by, the Seventh Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, the guarantors party thereto, and Wells Fargo Bank, N.A., as trustee, which is filed as Exhibit 20 to this Schedule 13D, and the Fourth Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee, which is filed as Exhibit 21 to this Schedule 13D.

Other than as described in this Schedule 13D (including any amendments thereto from time to time), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Business Combination Agreement, by and among Deutsche Telekom AG, T-Mobile USA, Inc., T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH and MetroPCS Communications, Inc., dated October 3, 2012 (incorporated by reference to Exhibit 2.1 to the Issuer’s Current report on Form 8-K filed with the SEC on October 3, 2012).

2.	Amendment No. 1 to the Business Combination Agreement by and among Deutsche Telekom AG, T-Mobile USA, Inc., T-Mobile Global Zwischenholding GmbH, T-Mobile Global Holding GmbH and MetroPCS Communications, Inc., dated as of April 14, 2013 (incorporated by reference to Exhibit 2.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on April 15, 2013).

3.	Stockholder’s Agreement, dated April 30, 2013, between Deutsche Telekom AG and MetroPCS Communications, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

4.	Fourth Amended and Restated Certificate of Incorporation of T-Mobile US, Inc. (incorporated by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

5.	Fifth Amended and Restated Bylaws of T-Mobile US, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

6.	Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

7.	First Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

8.	Second Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.3 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

9.	Third Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.4 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

10.	Fourth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.5 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

11.	Fifth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.6 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

12.	Sixth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.7 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

13.	Seventh Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.8 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

14.	Eighth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.9 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

15.	Ninth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.10 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

16.	Tenth Supplemental Indenture, dated as of April 28, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.11 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

17.	Eleventh Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.12 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

18.	Noteholder Agreement dated as of April 28, 2013, by and between Deutsche Telekom AG and T-Mobile USA, Inc. (incorporated by reference to Exhibit 4.13 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

19.	Credit Agreement, dated as of May 1, 2013, among T-Mobile USA, Inc., as Borrower, Deutsche Telekom AG, as Lender, the other lenders party thereto from time to time, and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated by reference to Exhibit 4.14 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

20.	Seventh Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Wells Fargo Bank, N.A., as trustee (incorporated by reference to Exhibit 4.15 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

21.	Fourth Supplemental Indenture, dated as of May 1, 2013, among T-Mobile USA, Inc., the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 4.16 to the Issuer’s Current Report on Form 8-K, filed on May 1, 2013).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2013

Deutsche Telekom AG

By:	/s/ Guillaume Maisondieu
	Name:	Guillaume Maisondieu
	Title:	Senior Vice President Group Accounting and Customer Finance

By:	/s/ Axel Lützner
	Name:	Axel Lützner
	Title:	Vice President Legal

T-Mobile Global Zwischenholding GmbH

By:	/s/ Roman Zitz
	Name:	Roman Zitz
	Title:	Managing Director

By:	/s/ Helmut Becker
	Name:	Helmut Becker
	Title:	Managing Director

T-Mobile Global Holding GmbH

By:	/s/ Uli Kuehbacher
	Name:	Uli Kuehbacher
	Title:	Managing Director

By:	/s/ Franco Musone Crispino
	Name:	Franco Musone Crispino
	Title:	Managing Director

SCHEDULE A-1

Directors and Executive Officers of T-Mobile Global Holding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Holding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Holding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Franco Musone Crispino	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President Corporate Finance EU of Deutsche Telekom AG

Uli Kuehbacher	Thomas-Mann-Strasse 2 – 4 Bonn, Germany 53111	Vice President Legal Service 2 of Deutsche Telekom AG

Frank Schmidt	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President Corporate Office of Deutsche Telekom AG

SCHEDULE A-2

Directors and Executive Officers of T-Mobile Global Zwischenholding GmbH

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of T-Mobile Global Zwischenholding GmbH. Unless otherwise noted, each of the persons listed below is principally employed by T-Mobile Global Zwischenholding GmbH and is a citizen of the Federal Republic of Germany.

Board of Management

Name	Business Address	Present Principal Occupation
Helmut Becker	Heinemannstrasse 11 – 13 Bonn, Germany 53175	Director Abschluesse of Deutsche Telekom Accounting GmbH

Christian Dorenkamp	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Vice President International Tax & Policy of Deutsche Telekom AG

Roman Zitz	Thomas-Mann-Strasse 2 – 4 Bonn, Germany 53111	Head of Legal Service Beteiligungen of Deutsche Telekom AG

SCHEDULE A-3

Directors and Executive Officers of Deutsche Telekom AG

The following tables I and II set forth the names, business addresses and present principal occupation of each director and executive officer of Deutsche Telekom AG. Unless otherwise noted, each of the persons listed below is principally employed by Deutsche Telekom AG and is a citizen of the Federal Republic of Germany.

I. Board of Management

Name	Business Address	Present Principal Occupation
René Obermann	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer of Deutsche Telekom AG

Reinhard Clemens	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Executive Officer of T-Systems

Niek Jan van Damme*	Landgrabenweg 151 Bonn, Germany 53227	Chairman of the Managing Board, Telekom Deutschland GmbH

Thomas Kremer	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	General Counsel and Chief Compliance Officer of Deutsche Telekom AG

Timotheus Höttges	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Financial Officer of Deutsche Telekom AG

Claudia Nemat	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Technology Officer of Deutsche Telekom AG

Marion Schick	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chief Human Resources Officer of Deutsche Telekom AG

II. Supervisory Board

Name	Business Address	Present Principal Occupation
Sari Baldauf	Finland	Chairwoman of the Board of Directors of Fortum Oyj, Espoo, Finland

Wulf Bernotat	Hamborner Str. 53 Düsseldorf, Germany 40472	Former Chairman of the Board of Management E.ON AG, Düsseldorf

Hans Bernhard Beus	Berlin, Germany	State Secretary, Federal Ministry of Finance, Berlin

Monika Brandl	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Chairman of the Central Works Council at Group Headquarters/GHS, Deutsche Telekom AG, Bonn

Dr. Hubertus von Grünberg	Vahrenwalder Str. 9 Hannover, Germany 30165	Chairman of the Board of Directors of ABB Ltd., Zürich, Schweiz

Name	Business Address	Present Principal Occupation
Lawrence H. Guffey**	40 Berkeley Square London, Great Britain W1J 5AL	Senior Managing Director, The Blackstone Group International Ltd., London

Klaus-Dieter Hanas	Hamborner Str. 53 Düsseldorf, Germany 40472	Chairman of the Works Council Deutsche Telekom Kundenservice GmbH, Region Middle-East, Bonn

Lothar Holzwarth	Nauheimer Str. 98 Stuttgart, Germany 70372	Chairman of the Group Works Council, T-Systems, Frankfurt

Sylvia Hauke	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Member of the Central Works Committee of the Central Works Council of Telekom Deutschland GmbH, Bonn

Hans-Jürgen Kallmeier	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Chairman of the Central Works Council T-Systems International GmbH, Frankfurt

Dagmar Kollman	Frankfurt, Germany	Entrepreneur and former CEO of Morgan Stanley Bank AG, Frankfurt am Main

Petra Steffi Kreusel	Palmengartenstr. 5-9 Frankfurt, Germany 60325	Head of TC Steering Order & Complaints Management der T-Systems International GmbH, Frankfurt

Prof. Dr. Ulrich Lehner	Henkelstraße 67 Düsseldorf, Germany 40589	Member of the Shareholders’ Committee, Henkel AG & Co. KGaA, Düsseldorf; Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Waltraud Litzenberger	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Deputy Chairwoman of the Group Works Council, Deutsche Telekom AG, Bonn

Ulrich Middelmann	Düsseldorf, Germany	Former Vice Chairman of the Executive Board ThyssenKrupp AG, Düsseldorf

Ulrich Schröder	Frankfurt, Germany	Chairman of the Managing Board KfW, Frankfurt

Lothar Schröder	Paula-Thiede-Ufer 10 Berlin, Germany 10179	Member of the ver.di National Executive Board, Berlin, Deputy Chairman of the Supervisory Board Deutsche Telekom AG, Bonn

Michael Sommer	Henriette-Herz-Platz 2 Berlin, Germany 10178	Chairman, German Confederation of Trade Unions (DGB), Berlin

Sibylle Spoo	Friedrich-Ebert-Allee 140 Bonn, Germany 53113	Lawyer, Trade Union Secretary at the ver.di Federal Administration, Berlin

Bernhard Walter	Jürgen-Ponto-Platz 1 Frankfurt, Germany 60329	Former Chairman of the Board of Management, Dresdner Bank AG, Frankfurt

*	Citizen of The Netherlands.
**	Citizen of the United States.